UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08022583

Amendment No. 3 to
FORM CB

TENDER OFFER NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☒

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Northern Continental Resources Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

British Columbia
(Jurisdiction of Subject Company's Incorporation or Organization)

Hathor Exploration Limited
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

664909
(CUSIP Number of Class of Securities (if applicable))

Andriyko Herchak
Chief Financial Officer
Hathor Exploration Limited
1810 - 925 West Georgia Street
Vancouver, BC
V6C 3L2
Telephone Number: (604) 684-6707

with a copy to:

Thomas M. Rose
Troutman Sanders LLP
222 Central Park Avenue, Suite 2000
Virginia Beach, Virginia 23462
Telephone Number: (757) 687-7715

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 19, 2007

(Date Tender Offer/Rights Offering Commenced)

PART I. – INFORMATION SENT TO SECURITY HOLDERS

1. Offer to Purchase and Circular dated November 16, 2007.*
2. Letter of Transmittal.*
3. Notice of Guaranteed Delivery.*
4. Notice of Extension dated January 3, 2008.

---

* Previously filed with Form CB on November 20, 2007.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment adviser, stockbroker, bank manager, lawyer or other professional adviser.

This offer does not constitute an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such to make such an offer or solicitation. Accordingly, the common shares of the Offeror may not be offered, directly or indirectly, and this Offer may not be distributed, in any jurisdiction where the Offer would not be permitted under applicable laws.

This Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

January 3, 2008

HATHOR
EXPLORATION LIMITED

2007venture50.

TSX venture EXCHANGE

NOTICE OF EXTENSION
BY
HATHOR EXPLORATION LIMITED
OF ITS
OFFER TO PURCHASE

all of the issued and outstanding common shares of

NORTHERN CONTINENTAL RESOURCES INC.

on the basis of 0.4 of a common share of Hathor Exploration Limited for each common share of Northern Continental Resources Inc.

Hathor Exploration Limited ("**Hathor**" or the "**Offeror**") hereby gives notice that it is amending its offer, originally dated November 16, 2007 (the "**Offer**"), to purchase, on and subject to the terms and conditions of the Offer, all of the outstanding common shares ("**Northern Continental Shares**" or "**Shares**") of Northern Continental Resources Inc. ("**Northern Continental**"), other than any Northern Continental Shares owned by the Offeror or its affiliates and associates, and including any Northern Continental Shares that may become issued and outstanding after the date of the Offer, in order to extend the expiry of the Offer to 8:00 p.m. (Toronto time) on February 19, 2008.

This Notice of Extension should be read in conjunction with the Offer and Circular ("**Circular**") dated November 16, 2007. Except as otherwise set forth herein, the terms and conditions previously set forth in the Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects.

All references to the "Offer" in the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Extension mean the original offer, as amended by this Notice of Extension, and all references in such documents to the "Circular" mean the original circular, as amended by this Notice of Extension. Unless the context requires otherwise, capitalized terms used herein but not defined herein have the respective meanings given to them in the Offer and Circular.

This Offer is now open for acceptance until 8:00 p.m. (Toronto time) on February 19, 2008 (the "Expiry Time") unless withdrawn or extended.

Questions and requests for assistance may be directed to the Depositary below and additional copies of this document and the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at the offices shown on the Letter of Transmittal and on the last page of this document.

The Depositary for the Offer is:
Computershare Investor Services Inc.

Vancouver

By Mail
Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, B.C. V6C 3B9

By Hand, Registered Mail or Courier
Computershare Investor Services Inc.
Attn: Courier Window
3rd Floor, 510 Burrard Street
Vancouver, B.C. V6C 3B9

Toronto

By Mail
Computershare Investor Services Inc.
Attention: Corporate Actions
P.O. Box 7021, 31 Adelaide Street East
Toronto, ON M5C 3H2

By Registered Mail, Hand or by Courier
Computershare Investor Services Inc.
Attention: Corporate Actions
9th Floor, 100 University Avenue,
Toronto, ON M5J 2Y1

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

* "Hathor Exploration Limited was recognized as a TSX Venture 50™ company in 2007. TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Hathor Shares offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder. No Hathor Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Hathor is satisfied that such Hathor Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Hathor in its sole discretion. Ineligible U.S. Shareholders who would otherwise receive Hathor Shares in exchange for their Northern Continental Shares may, at the sole discretion of Hathor, have such Hathor Shares issued on their behalf to a selling agent, which shall, as agent for such U.S. Shareholders (and without liability except for gross negligence or willful misconduct), sell such Hathor Shares on their behalf over the facilities of the TSXV and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such U.S. Shareholders. Hathor will have no liability for any such proceeds received or the remittance thereof to such U.S. Shareholders.

Hathor Shares issued to U.S. Shareholders pursuant to the Offer will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that Northern Continental Shares tendered by such Shareholders in the Offer are "restricted securities." Accordingly, if you tender Northern Continental Shares in the Offer that bear a U.S. Securities Act restrictive legend, any Hathor Shares issued to you in exchange for such Shares shall also bear a U.S. Securities Act restrictive legend.

The Offer is being made for the securities of a Canadian issuer and the Offer and Circular have been prepared in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Shareholders in the United States should be aware that the disposition of Northern Continental Shares and the acquisition of Hathor Shares by them as described herein may have tax consequences both in the United States and in Canada. The tax consequences for Shareholders in the United States are not described in this Offer and Circular. Such Shareholders are urged to consult their tax advisors regarding the consequences to them related to the Offer.

It may be difficult for Shareholders to enforce their rights and any claim they may have arising under U.S. federal securities laws, as Hathor is located in Canada, some or all of its officers and directors are residents of jurisdictions outside the United States, some or all of the experts named herein may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of Hathor and said persons may be located outside the United States. You may not be able to sue Hathor or its respective officers or directors in a non-U.S. court for violations of United States federal securities laws. It may be difficult to compel Hathor and its affiliates to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court in the United States.

You should be aware that Hathor may purchase Northern Continental Shares otherwise than under the Offer, such as in open market or privately negotiated purchases.

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Neither the fact that a registration statement or an application for a license has been filed under RSA 421-B with the state of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the secretary of state that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption is available for a security or a transaction means that the secretary of state has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or causes to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of the foregoing.

NOTICE TO HOLDERS OF NORTHERN CONTINENTAL OPTIONS AND NORTHERN CONTINENTAL WARRANTS

The Offer is made only for Northern Continental Shares and is not made for any Options, Warrants or other rights to acquire Northern Continental Shares. Except as otherwise provided below, any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise such securities sufficiently in advance of the Expiry Time in order to obtain a share certificate for Northern Continental Shares that may be deposited in accordance with the terms of the Offer. It is a condition of the Offer that all Northern Continental Options outstanding under the Northern Continental Option Plan have been exercised, settled or otherwise terminated, to the satisfaction of the Offeror and that upon completion of the Offer no Options will be outstanding to acquire Northern Continental Shares. Consequently, any holder of Options who wishes to accept the Offer should take such steps as may be required to exercise such Options and tender under the Offer a share certificate for the Northern Continental Share to be issued thereunder.

If any holder of Northern Continental Warrants to acquire Northern Continental Shares does not exercise such Northern Continental Warrants prior to the Expiry Time, such Warrants will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry and exercise price, except that, to the extent contemplated under the terms of the Northern Continental Warrants, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, a Northern Continental Warrant may be exercisable to acquire that number of Hathor Shares, with the number of shares and exercise price adjusted in accordance with the terms of the Northern Continental Warrants, based on the exchange ratio under the Offer.

The tax consequences to holders of Northern Continental Options or Northern Continental Warrants are not described in this Circular. Holders of Northern Continental Options and Northern Continental Warrants should consult their own tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Northern Continental Options or Northern Continental Warrants.

Note Concerning Mineral Resource Calculations

Information in this Offer and Circular, including information incorporated by reference, and disclosure documents of Hathor that are filed with Canadian securities regulatory authorities concerning mineral properties have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.

Without limiting the foregoing, these documents use the terms "measured resources," "indicated resources" and "inferred resources." Shareholders in the United States are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in these documents may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators, which has established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this Offer and Circular, including information incorporated by reference, have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the accompanying Offer and Circular are "forward-looking statements" within the meaning of the phrase under Canadian and United States securities laws. These statements may be identified by the use

of words "expects", "projects", "believes", "anticipates", "intends" or other similar words. Forward-looking statements are not statements of historical fact. Certain material factors or assumptions were applied in drawing the conclusions and making those forward-looking statements. Forward-looking statements reflect management's current views with respect to possible future events and conditions and, by their nature, are based on management's beliefs and assumptions and subject to known and unknown risks and uncertainties, both general and specific to Hathor. Actual events, conditions and results could differ materially from those expressed or implied by the forward-looking statements. Although Hathor believes that the expectations reflected in these forward-looking statements are reasonable, there can be no assurance whatsoever that those expectations will prove to be correct or as anticipated. In particular, this Offer and Circular contains forward-looking statements including, but not limited to, those about Hathor's plans for the transaction contemplated herein and about the exploration and developments of its properties.

The forward-looking statements contained in this document are given as of the date hereof. Hathor does not intend to and assumes no obligation to update or revise these or any other forward-looking statements it may provide, whether as a result of new information, plans or events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements as there can be no assurance that the conditions, events, plans and assumptions on which they are based will occur. Readers should perform their own detailed, independent investigation and analysis of Hathor before making any investment decision and are encouraged to seek independent professional advice. All of the forward-looking statements in this document are expressly qualified by the above.

INFORMATION ABOUT NORTHERN CONTINENTAL

Except as otherwise indicated, the information concerning Northern Continental contained in this Notice of Extension has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Northern Continental has not reviewed this Notice of Extension and the Offer and Circular and has not confirmed the accuracy and completeness of the information in respect of Northern Continental contained herein and therein. Although Hathor has no knowledge that would indicate that any statements contained herein concerning Northern Continental taken from or based upon such documents and records are untrue or incomplete, neither Hathor nor any of its directors or officers or agents assumes any responsibility for the accuracy or completeness of such information, including any of Northern Continental's financial statements, or for any failure by Northern Continental to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information which are known or unknown to Northern Continental.

REPORTING CURRENCY

Unless otherwise indicated, all references to "$" or "dollars" in the Offer and Circular refer to Canadian dollars.

NOTICE OF EXTENSION

January 3, 2008

TO: THE SHAREHOLDERS OF NORTHERN CONTINENTAL

This Notice of Extension amends the Offer pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions contained in the Offer and Circular, all of the outstanding Northern Continental Shares.

Except as otherwise set forth in this Notice of Extension, the terms and conditions previously set forth in the Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. This Notice of Extension should be read in conjunction with the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

All references to the "Offer" in the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Extension mean the original offer dated November 16, 2007 and all references in such documents to the "Circular" mean the original Offer and Circular dated November 16, 2007, as amended by this Notice of Extension.

Capitalized terms used in this Notice of Extension and not defined herein that are defined in the Offer and Circular have the respective meanings ascribed thereto in the Offer and Circular.

1. Extension of the Offer

The Offeror has extended the expiry of the Offer to 8:00 p.m. (Toronto time) on February 19, 2008, unless the Offer is further extended or withdrawn. Accordingly, the definition of "Expiry Date" in the "Definitions" section of the Offer and Circular is deleted and replaced by the following:

"Expiry Date" means February 19, 2008, or such later date or dates as may be fixed by the Offeror from time to time as provided under "Extensions and Variations of the Offer" in Section 5 of the Offer, unless the Offer is withdrawn by the Offeror.

In addition, all references to January 3, 2008 in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to refer to February 19, 2008.

2. Manner of Acceptance

Shares may be deposited to the Offer in accordance with the provisions of Section 3 of the Offer, "Manner of Acceptance".

3. Take up and Payment for Deposited Northern Continental Shares

If all the conditions referred to under "Conditions of the Offer" in Section 4 of the Offer have been satisfied or waived at or before the Expiry Time, the Offeror will (unless it shall have withdrawn or terminated the Offer) not later than 10 days after the Expiry Date become obligated to take up and pay for Shares validly deposited under the Offer and not properly withdrawn at the Expiry Time. Any Shares taken up will be paid for as soon as possible, and in any event not more than three Business Days after taking up such Shares. Under applicable Laws, any Shares deposited to the Offer after the first date on which Shares have been taken up by the Offeror are required to be paid for within three Business Days of being taken up and in any event must be taken up and paid for within ten Business Days of such deposit. See Section 6 of the Offer, "Take up and Payment for Deposited Shares", for additional detail.

4. Right to Withdraw Deposited Shares

Shares deposited in acceptance of the Offer may be withdrawn at the place of deposit by or on behalf of the depositing Shareholder (unless otherwise required or permitted by applicable Law) (i) at any time when the Shares have not been taken up by the Offeror; (ii) if the Shares have not been paid for by the Offeror within three Business Days after having been taken up; (iii) at any time before the expiration of ten days from the date upon which either a notice of change or a notice of variation is mailed, delivered or otherwise properly communicated to Shareholders (subject to certain terms and conditions). See Section 7 of the Offer, "Right to Withdraw Deposited Shares", for additional details.

5. Consequential Amendments to the Offer and Circular and Other Documents

The Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to the extent necessary to reflect the amendments contemplated by, and the information contained in, this Notice of Extension.

6. Offerees' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

7. Directors' Approval

The contents of this Notice of Extension have been approved, and the sending thereof to the security holders of Northern Continental has been authorized, by the Board of Directors of the Offeror.

CERTIFICATE

The contents of the Notice of Extension have been approved, and the sending thereof to the securityholders of Northern Continental has been authorized, by the Board of Directors of the Offeror.

The foregoing, together with the Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Offer and Circular, does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offer or the securities to be distributed.

DATED: January 3, 2008

(Signed) STEPHEN G. STANLEY President and Chief Executive Officer	(Signed) ANDRIYKO HERCHAK Chief Financial Officer

On behalf of the Board of Directors

(Signed) MATTHEW J. MASON Director	(Signed) JOHN CURRIE Director

PART II. – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

1. Press release dated December 20, 2007.*
2. Press release dated January 3, 2008.**

---

* Previously filed with Amendment No. 1 to Form CB on December 21, 2007.

** Previously filed with Amendment No. 2 to Form CB on January 4, 2008.

PART III. – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Hathor Exploration Limited concurrently with the filing of the Form CB on November 20, 2007.

PART IV. – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HATHOR EXPLORATION LIMITED

Graham Scott, Secretary

January 4, 2008
(Date)

END